UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Closing of the GaMee Transaction

As disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2026 (the “Signing Form 6-K”), Alpha Compute Corp (the “Company”) entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). On May 27, 2026, the Company completed this transaction. Prior to the closing of the GaMee Transaction (the “Completion”), Animoca Brands conducted a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (the “Czech Company”).

At the Completion, the Company paid total upfront consideration of $3.5 million (the “Completion Consideration”), comprised of: (i) $1.5 million in cash, and (ii) $2.0 million in equity consideration in the Company, valued at $1.00 per share. The equity portion of the Completion Consideration under subparagraph (ii) was structured as a combination of ordinary shares of the Company (“Ordinary Shares”) and pre-funded warrants exercisable for Ordinary Shares (“Pre-Funded Warrants”). Specifically, Animoca Brands received: (i) 99,800 Ordinary Shares, and (ii) Pre-Funded Warrants exercisable for 1,900,200 Ordinary Shares, representing the balance of the equity portion of the Completion Consideration.

Shareholders Agreement

In connection with the Completion, the Company entered into a shareholders agreement with Animoca Brands and GaMee Global on May 27, 2026 (the “Shareholders Agreement”), which governs the ownership and management of GaMee Global. Pursuant to the Shareholders Agreement, GaMee Global appointed three directors, of whom two were nominated by the Company and one was nominated by Animoca Brands.

The terms of the SPA, the Pre-Funded Warrants, the Shareholders Agreement, and the other agreements entered into in connection with the GaMee Transaction were previously disclosed in the Signing Form 6-K, and are qualified in their entirety by reference to the full text of such agreements attached as exhibits thereto.

Financial Statements

The audited financial statements of GaMee Global for the fiscal years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.1.

The audited financial statements of the Czech Company for the fiscal years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.2.

The unaudited pro forma condensed combined balance sheet of the Company, giving effect to the GaMee Transaction, as of September 30, 2025 and the unaudited pro forma condensed combined statements of comprehensive loss of the Company for the six months ended September 30, 2025 and for the year ended March 31, 2025, together with the notes thereto, are attached hereto as Exhibit 99.3.

Press Release

On May 27, 2026, the Company issued a press release entitled “Alpha Compute Corp Completes Majority Acquisition Of Gaming Company Gamee”. A copy of the press release is attached hereto as Exhibit 99.4.

Exhibits

Exhibit No.	Description
10.1	Shareholders Agreement, dated May 27, 2026, by and between Alpha Compute Corp, Animoca Brands Limited and Ga Mee Global Limited.
23.1	Consent of Morison LC PLT.
23.2	Consent of TPA Audit s.r.o.
99.1	Audited Financial Information of Ga Mee Global Limited for the fiscal years ended December 31, 2025 and 2024.
99.2	Audited Financial Information of Gamee Mobile s.r.o. for the fiscal years ended December 31, 2025 and 2024.
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Alpha Compute Corp. (incorporated by reference to Exhibit 99.5 to the registrant’s Form 6-K filed with the SEC on March 20, 2026).
99.4	Press Release, dated May 27, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer